

The Greenhouse Lifestyle of New Jersey LLC

Regulation Crowdfunding Form C Offering Memorandum

Target Offering Amount of $10,000.00 to a Maximum Amount of $1,235,000.00 Units of Class D membership interest

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MINIMUM INVESTMENT

$200.00

OFFERING PERIOD

April 29, 2024 – April 28, 2025

TABLE OF CONTENTS

About this Form C

The Greenhouse Lifestyle of New Jersey LLC ("Greenhouse Lifestyle," or the "Company") is offering up to 6,175,000 of units of Class D membership interest (the "Units") in the Company (the "Offering") through Andes Capital Group, LLC ("Andes Capital," or the "Intermediary"), in its capacity as a registered broker-dealer (CIK No. 0001348811, SEC File No. 008-67202, FINRA CRD No. 139212). Information about the Company is provided on the Offering Page maintained for this Offering by the Intermediary, which is located at https://investgreenhouselifestyles.com and in Appendix 6 – Offering Page.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission," or the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and U.S. territories.

If applicable, any updates on the status of this Offering may be found at https://investgreenhouselifestyles.com.

Offering Summary

The Company

Company	The Greenhouse Lifestyle of New Jersey LLC
Address	1000 Lincoln Drive 3A, Second floor Marlton, New Jersey 08053
Company Website	https://www.greenhouseofnj.com
Number of Employees	2
Chief Executive Officers	Damon Pennington and Spencer-Carl Saint-Cyr
Form of Organization	Limited Liability Company
State of Jurisdiction	New Jersey
Date of Formation	April 29, 2020
Fiscal Year End	December 31
Offering Website operated by the Intermediary	https://investgreenhouselifestyles.com

Terms

Security Type	Units of Class D membership interest
Unit Price	$0.20
Target Offering Amount	$10,000.00 (the "Target Offering Amount")
Target number of securities offered	50,000
Maximum Amount	$1,235,000.00 (the "Maximum Offering Amount")
Maximum number of securities offered	6,175,000
Minimum Investment Amount per Investor	$200.00 (the "Minimum Investment Amount")
Voting Rights	None

Registration Exemption	Regulation Crowdfunding ("Regulation CF")
Placement Agent	Andes Capital Group, LLC

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the Company offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the Company:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has not failed to file with the SEC or provide to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and,

- The Company or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at https://investgreenhouselifestyles.com.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or,

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC

By

s/DAMON PENNINGTON

DAMON PENNINGTON

CO-CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

s/SPENCER-CARL SAINT-CYR

SPENCER-CARL SAINT-CYR

MANAGER AND CO-CHIEF EXECUTIVE OFFICER

APRIL 29, 2024

s/DAMON PENNINGTON

DAMON PENNINGTON

CO-CHIEF EXECUTIVE OFFICER

APRIL 29, 2024

The Company

Business Summary

LIMITED LIABILITY COMPANY HISTORY

The Company is a New Jersey limited liability company formed on April 29, 2020 as AACCTPro LLC. On June 27, 2023, the Company filed a Certificate of Amendment to change its name to "The Greenhouse Lifestyle of New Jersey LLC."

MISSION OF THE COMPANY

The Company is building a recreational and medicinal cannabis brand focused on providing customers with high-quality cannabis products and a unique experience. The Company's mission is to elevate New Jersey's adult cannabis culture by introducing a sophisticated collection of premium cannabis and cannabidiol ("CBD") products and creating a refined setting that prioritizes cannabis comfort, education, and personalized service. The Greenhouse Lifestyle's curated selection of cannabis products encompasses carefully cultivated strains, artisanal edibles, and cutting-edge wellness solutions, all chosen to accommodate the diverse preferences of the Company's clientele.

Beyond serving as a dispensary, the Company aspires to be a destination for those seeking to explore the therapeutic potential of cannabis; the Company's experienced team focuses on providing information and resources for individuals on their cannabis health and wellness journeys.

The Company's initial dispensary is set to open in summer 2024 in Southern New Jersey, a brief journey from downtown Philadelphia, Pennsylvania. The Company may open additional locations in the future.

PRODUCTS AND SERVICES OF THE COMPANY

The Company is planning to offer multiple products and services within the recreational and medicinal cannabis space, including:

- Wholesale cannabis products – an extensive range of bulk cannabis products in, including flowers, concentrates, and edibles, designed for dispensaries and retail shops looking for premium quality at competitive prices;

- Retail cannabis products – a curated selection of cannabis goods tailored for individual consumers, featuring a variety of strains, edibles, tinctures, and topicals to cater to personal preferences and needs;

- Cannabis accessories – an assortment of essential and innovate accessories, from vaporizers and grinders to storage solutions, aimed at enhancing the cannabis consumption experience;

- Branded apparel – a line of high-quality, branded apparel that combines style with cannabis culture, including t-shirts, hats, and hoodies for consumers wanting to express their affinity for the Greenhouse Lifestyle brand; and

- Cannabis consumption lounge – a sophisticated space offering a safe and inviting environment for adults to socialize and consume cannabis products, with expert staff on hand to ensure a comfortable and informed experience.

REGULATORY ENVIRONMENT OF THE COMPANY

As the Company operates in the rapidly evolving cannabis industry, it is subject to various regulation at both the federal and state level. In New Jersey, recreational cannabis has been legalized for residents 21 years of age or older. The New Jersey Cannabis Regulatory Commission (the "NJCRC") provides licensures for cannabis companies operating within New Jersey, and the Company has been granted a Class 5 Retail License from the NJCRC.

Furthermore, the Company has implemented processes to ensure compliance and quality control in the following settings:

- State-level regulation – the Company strictly follow New Jersey's operational, safety, and product standards for cannabis products, including security measures, packaging and labeling protocols, and rigorous product testing for purity and potency;

- Zoning and local compliance – the Company strives to ensure its operations align with local municipal ordinances; the Company carefully selects locations that meet zoning requirements while respecting community standards and sensitivities;

- Tax compliance – the Company has established accounting practices to account for state-specific tax obligations, including sales and cannabis-specific taxes, with the goal of ensuring transparent and accurate financial reporting;

- Employee training and licensing – the Company's cannabis professionals are comprehensively trained and licensed, as necessary, to uphold the highest standards in product knowledge, legal compliance, and responsible sales techniques;

- Consumer Safety and Education – the Company prioritizes consumer education on safe cannabis consumption, providing clear guidance on dosage and legal usage limits to foster a responsible and informed customer base; and

- Privacy and Data Security – the Company recognizes the sensitive nature of its customers' personal information, especially that of medical cannabis patients, and the Company has implemented robust privacy policies and data security measures to protect customer information.

INTELLECTUAL PROPERTY

As of the date of this Form C, an affiliate of the Company, SVN Points Lifestyle, LLC (the "Affiliate"), has submitted applications to the U.S. Patent and Trademark Officer (the "USPTO") for two trademarks related to the name and the logo of the Company, which await examination. The Company may license its trademarks from the Affiliate in the future.

MARKET FOR THE COMPANY'S PRODUCTS AND SERVICES

The Company operates in Southern New Jersey, a short drive away from downtown Philadelphia, Pennsylvania. According to MJBizDaily, in New Jersey, recreational marijuana sales are anticipated to hit between $625 million and $775 million in 2024. The state has granted 56 medical cannabis business licenses and issued 68 conditional licenses for recreational use, with a notable focus on addressing high medical marijuana prices, which range from $350 to $500 per ounce. Currently, New Jersey has 117,000 registered medical marijuana patients.

According to Statista, in the United States, the cannabis industry is projected to exceed $40 billion in revenue in 2024, reflecting significant growth and acceptance. In 2023, national support for legalization has soared to 70%, indicating a shift towards broader acceptance of cannabis for both medical and recreational purposes, according to Gallup.

Current stage and roadmap

The Company was awarded a New Jersey Cannabis Regulatory Commission Class 5 Retail License in June 2023. The Company is planning to offer several products and services within the cannabis space, including wholesale products, retail products, accessories, apparel, and a consumption lounge.

As of the date of this Form C, the Company has selected a site for the dispensary and had initial site plans created. The Company expects construction of the dispensary to begin in summer of 2024 and opening late 2024.

Competition

The Company has identified the following companies as providing products and services which compete with those offered by the Company:

- Cannabist

- Curaleaf

- Other smaller recreational dispensaries

The Company believes its products and services can be distinguished from those of its competitors; the Company intends to provide a cannabis-consumption lounge alongside its comprehensive suite of products, which the Company believes is a unique offering that sets the Company apart from other New Jersey cannabis operators. Furthermore, the Company believes its convenient location, easily accessible from downtown Philadelphia, Pennsylvania, is another advantage over its competition.

Principal Security Holders

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Damon Pennington	491,875 units of Class A membership interest	49.56%	49.56%
Spencer Carl Saint-Cyr	491,875 units of Class A membership interest	49.56%	49.56%

Directors and Officers of the Company

The officers of the Company (the "Officers") are listed below, along with all positions for the past three (3) years. The Company intends to hire a third-party executive services provider to fulfill certain management positions, including Chief Financial Officer.

Officers

Name	Spencer-Carl Saint-Cyr
Current Position and Title	Manager and Co-Chief Executive Officer
Responsibilities	Managing the Company's operations
Dates of Service	March 2020 – Present

Principal Occupation	Endodontist		
BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES**	**DATES**
The Greenhouse Lifestyle of New Jersey, LLC	Manager	Cannabis operator; responsibilities include managing the Company's operations	March 2020 – Present
Precision Oral Surgery	Owner	Dental practice specializing in oral surgery; responsibilities include overseeing all aspects of the practice, including patient care, business operations, and staff management	2012 – Present
Precision Periodontics	Owner	Dental practice specializing in periodontics; responsibilities include overseeing all aspects of the practice, including patient care, business operations, and staff management	2012 – Present
Del-Mar Orthodontics	Owner	Dental practice specializing in orthodontics; responsibilities include overseeing all aspects of the practice, including patient care, business operations, and staff management	2012 – Present
Maestro Smiles	Owner	Dental practice; responsibilities include overseeing all aspects of the practice, including patient care, business operations, and staff management	2006 – Present
Infinite Endodontics	Owner	Dental practice specializing in endodontics; responsibilities include overseeing all aspects of the practice, including patient care, business operations, and staff management	2000 – Present

Name	Damon Pennington
Current Position and Title	President and Co-Chief Executive Officer
Responsibilities	Overseeing the day-to-day business of the Company and setting the strategic goals of the Company
Dates of Service	March 2020 – Present
Principal Occupation	President and Co-Chief Executive Officer of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES**	**DATES**
The Greenhouse Lifestyle of New Jersey, LLC	Chief Executive Officer	Cannabis operator; responsibilities include overseeing the day-to-day business of the Company and setting the strategic goals of the Company	March 2020 – Present

Biographical Information

SPENCER-CARL SAINT-CYR

Dr. Spencer-Carl Saint-Cyr, D.M.D., embarked on his journey in dentistry with a strong foundation in academia. Graduating from the University of Pennsylvania's School of Dental Medicine in 1997, he exhibited leadership qualities as the Class President and Chief Resident during his postgraduate residency in Endodontics at Nova Southeastern University. With a commitment to lifelong learning, Dr. Saint-Cyr furthered his expertise through advanced education in General Dentistry at the University of Medicine and Dentistry of New Jersey. Throughout his illustrious career, he has held various roles, from General Dentist to Endodontist, demonstrating a versatile skill set and dedication to patient care. Dr. Saint-Cyr's passion for dentistry extends beyond clinical practice; he has served as a Clinical Associate Professor at the University of Pennsylvania, where he imparted his knowledge to future generations of dental professionals. Additionally, his entrepreneurial spirit led him to establish multiple successful dental practices, including Infinite Endodontics, Precision Oral Surgery, Precision Periodontics, and Del-Mar Orthodontics. Through his unwavering commitment to excellence and innovation, Dr. Saint-Cyr continues to make significant contributions to the field of dentistry.

DAMON PENNINGTON

Damon Pennington is a seasoned entrepreneur renowned for his adeptness in establishing and managing successful ventures across diverse industries. Armed with a vision for innovation and a keen business acumen, Damon has charted a remarkable trajectory in the entrepreneurial landscape. With a dynamic approach to business development and strategic planning, he has spearheaded the creation of numerous thriving enterprises, ranging from restaurants and delis to commercial real estate development firms and government contracting companies. Damon's unwavering commitment to excellence and his ability to identify and capitalize on emerging opportunities have cemented his reputation as a trailblazer in the world of entrepreneurship. Through his visionary leadership and relentless pursuit of excellence, Damon continues to leave an indelible mark on the business landscape, inspiring aspiring entrepreneurs and seasoned professionals alike.

Board of Directors

Spencer-Carl Saint-Cyr and Damon Pennington comprise the Company's board of directors (the "Board").

Manager of the Company

Spencer-Carl Saint-Cyr serves as the manager of the Company (the "Manager"). The Manager conducts, manages, and controls the affairs and business of the Company. There is no fee paid to the Manager by the Company for services rendered; however, the Manager is a beneficial owner of fifty percent (50%) of the outstanding units of Class A membership interest and may participate in distributions of net profits of the Company.

The Offering

Terms of Securities Offering

The Company is selling up to 6,175,000 Units of Class D membership interest through this Offering.

Price	$0.20
Target Offering Amount	$10,000.00
Target number of securities being offered	50,000

Maximum Offering Amount	$1,235,000.00
Maximum number of securities being offered	6,175,000
Oversubscriptions	Oversubscriptions will be accepted at the discretion of the Intermediary or the Company, not to exceed the Maximum Offering Amount.
Deadline to reach the Target Offering Amount	April 28, 2025
Minimum Investment Amount per investor	$200.00
Minimum number of Units per investor	2,000

Voting Rights and Limitations

VOTING RIGHTS

The Units do not carry voting rights.

DISTRIBUTION RIGHTS

The Units carry distribution rights, subject to the terms of the Company's Operating Agreement (see Appendix 4 – Operating Agreement).

For each holder of Units, their "Unreturned Capital Contribution" will refer to the holder's aggregate capital contribution, with respect to their Units held, less the aggregate amount of distributions made to such holder with respect to such holder's Units.

The Company shall make distributions of net profit in the amounts and at the times determined by the Manager (but no less frequently than annually) to all Members in the following order and priority:

- First, to each member holding units of Class C membership interest in proportion to their respective Unreturned Capital Contributions, until the Unreturned Capital Contribution of each such member has been reduced to zero;

- Second, to each member holding Units of Class D membership interest in proportion to their respective Unreturned Capital Contributions, until the Unreturned Capital Contribution of each such member has been reduced to zero; and

- Thereafter, forty seven and one half percent (47.5%) to the members holding units of Class A membership interest in proportion to their ownership of units of Class A membership interest, twenty percent (20%) to the members holding units of Class B membership interest in proportion to their ownership of units of Class B membership interest, twenty percent (20%) to the members holding units of Class C membership interest in proportion to their ownership of units of Class C membership interest, and the remaining twelve and one half percent (12.5%) to the members holding Units of Class D membership interest in proportion to their ownership of Units of Class D membership interest.

For example, illustrating how an investor's Unreturned Capital Contribution would be reduced, if an investor were to purchase $200.00 of Units of Class D membership interest, such investor's Unreturned Capital Contribution would initially be $200.00. If the investor were to receive one distribution of $50.00, the distribution would reduce that investor's Unreturned Capital Contribution to $150.00. Such investor's Unreturned Capital Contribution would be reduced by the amount of each subsequent distribution received, until the investor's Unreturned Capital Contribution reached zero.

Another example, illustrating how an investor would participate in the subsequent split of net profits, once a holder of Units of Class D membership interest has had their Unreturned Capital Contribution reduced to zero, distributions may be made to the investor proportionately, based on the number of Units of Class D membership interest held by the investor compared to the total amount of Units of Class D membership interest outstanding. As a class, the holders of Units of Class D membership interest would split proportionately amongst members of the class, twelve and a half percent (12.5%) of net profits.

MODIFICATION OF TERMS

An affirmative vote of the majority of holders of units of Class A membership interest and holders of units of Class C membership interest is required to amend the Company's Certificate of Formation or Operating Agreement, which could lead to the modification of the rights and terms of the Units by the holders of units of Class A membership interest and holders of units of Class C membership interest.

DRAG-ALONG RIGHTS

In the event that holders of seventy-five percent (75%) of the outstanding units of Class A membership interest, units of Class B membership interest, and units of Class C membership interest propose to engage in a transaction involving the transfer of their units, then holders of the Units of Class D membership interest shall be required to sell all of their Units of Class D membership interest held in such transaction.

Please see Appendix 4 – Operating Agreement for more information regarding the rights and terms of the Units.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Investors may not transfer all or any portion of Units, unless such transfer is approved by the Manager or made in accordance with the terms of the Operating Agreement (see Appendix 4 - Operating Agreement).

Other Outstanding Securities

CLASS A, CLASS B, CLASS C, AND CLASS D UNITS OF MEMBERSHIP INTEREST

The Company has authorized 983,750 units of Class A membership interest, with all 983,750 units of Class A membership interest outstanding. The Company has authorized 7,500 units of Class B membership interest, with all 7,500 units of Class B membership interest outstanding. The Company has authorized 8,750 units of Class C membership interest, with all 8,750 units of Class C membership interest outstanding. There are 6,175,000 Units of Class D membership interest authorized, with none currently issued or outstanding.

COMPARISON OF THE CLASSES OF UNITS OF MEMBERSHIP INTEREST

The units of Class A membership interest and the units of Class C membership interest carry voting rights, while the units of Class B membership interest and the Units of Class D membership interest do not carry voting rights.

The units of Class C membership interest and the Units of Class D membership interest both have priority in the distribution of net profits of the Company over the units of Class A membership interest and the units of Class B membership interest. However, the units of Class C membership interest have priority of the Units of Class D membership interest in the distribution of net profits of the Company.

Valuation of Securities Being Offered

PRE-MONEY VALUATION

The Company has set a pre-money valuation of $27,000,000.

VALUATION DETAILS

The Company bases its pre-money valuation on the distinctive business model and market potential of the Company. The Company has arbitrarily set $0.20 as the price of one Unit of Class D membership interest.

Other Exempt Offerings

On December 30, 2022, the Company issued 7,500 units of Class B membership interest in reliance of the exemption from registration found within Section 4(a)(2) of the Securities Act of 1933. The Company did not raise proceeds from this offering and instead granted these units of Class B membership interest in exchange for services rendered to the Company, including consulting and legal services.

Between July 17, 2023, and November 27, 2023, the Company issued 8,750 units of Class C membership interest in reliance of the exemption from registration found within Section 4(a)(2) of the Securities Act of 1933. The Company raised $175,000.00 in proceeds from this offering, which were used to fund the operating expenses of the Company.

Use of Proceeds

The Company intends to use the proceeds raised through the Offering (the "Proceeds") as described below; however, the Company shall retain full discretion over the allocation of the Proceeds raised, and the actual use of the Proceeds may vary significantly compared to the description in this section.

	IF TARGET OFFERING AMOUNT REACHED		IF MAXIMUM OFFERING AMOUNT REACHED	
	$	%	$	%
Total Proceeds	**10,000.00**	**100**	**1,235,000**	**100**
Intermediary Fees	300.00	3	37,050.00	3

Construction	5,900.00	59	728,650.00	59
Operating Expenses	1,600.00	16	197,600.00	16
Marketing	1,500.00	15	185,250.00	15
Inventory	600.00	6	74,100.00	6
Legal	100.00	1	12,350.00	1
Total Use of Net Proceeds	**10,000.00**	**100**	**1,235,000.00**	**100**

INTERMEDIARY FEES

The Company shall pay to Andes Capital (the Intermediary) a fee totaling three percent (3%) of the Proceeds. See the subsection titled "Remuneration for Broker-Dealer" below for more information.

CONSTRUCTION

The Company anticipates that approximately fifty-nine percent (59%) of the Proceeds will be devoted to construction costs, including laying asphalt, mechanical/electrical/plumbing, and construction design and engineering. The Company has completed an initial site plan; however, construction on the dispensary has yet to begin. The Company anticipates construction will begin in July 2024 and estimates a late 2024 opening of the dispensary.

OPERATING EXPENSES

The Company anticipates that approximately sixteen percent (16%) of the Proceeds will be used for operating expenses, including hiring and training a skilled team to provide high-quality customer service, establishing comprehensive training programs, and developing operational efficiencies.

MARKETING

The Company anticipates that approximately fifteen percent (15%) of the Proceeds will be spent on advertising and marketing the Company's products and services, including development of a robust customer relationship management ("CRM") system, targeted advertising campaigns, establishing strategic collaborations, supporting payment platform integrations for customer convenience, enabling content creation for digital and traditional media, and organizing events to engage and expand the Company's customer base.

INVENTORY

The Company anticipates that approximately six percent (6%) of the Proceeds will be used to purchase inventory, including premium cannabis-flower varieties, apparel, and essential accessories. Additionally, the Company intends to purchase high-quality packaging to ensure products not only maintain their integrity, but also align with the Company's intended upscale image.

LEGAL

The Company anticipates that approximately one percent (1%) of the Proceeds will be used for its legal expenses.

Testing the Waters

The Company has not made use of written communication or broadcast to test the waters.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company has entered into an agreement with Andes Capital, a FINRA-compliant, regulated broker-dealer, to conduct the Offering. Securities will be delivered via electronic transmission.

REMUNERATION FOR BROKER-DEALER

The Company will pay to the Intermediary a fee equal to three percent (3%) of the Proceeds raised through the Offering. This fee is payable upon each closing of the Offering (a "Close"). The fee will be taken directly from the Company's third-party escrow account.

Additionally, the Company has paid the Intermediary a one-time fee of $750.00 to cover due diligence and other anticipated expenses in connection with this Offering.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts or otherwise function as intended. Disruptions to the Company's contractors, suppliers, and/or access to building premises could result in additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Industry Risk Factors

CANNABIS IS A FEDERALLY BANNED SUBSTANCE

While there is a trend toward legalization of cannabis among certain states across the United States, cannabis remains a Schedule 1 controlled substance under federal law. Federal penalties for violations may include prison time and/or substantial fines. Until the legal status of cannabis is changed at the federal level, there exists a risk that the Company's key personnel, suppliers, and customers could be subject to severe federal penalties related to enforcement of federal narcotics laws.

INCONSISTENT REGULATION OF CANNABIS

As there are different regulatory frameworks governing cannabis across the United States, at the federal, state, and local level, there is a risk the Company fails to comply with all applicable cannabis laws, which could adversely affect the financial performance of the Company. Furthermore, the Company's suppliers and customers may fail to comply with all applicable cannabis laws, which could harm the ability of the Company to make sales and/or purchases, thereby adversely affecting the Company's finances.

CANNABIS COMPANIES AND FEDERAL BANKRUPTCY COURTS

Federal bankruptcy protections have been denied to cannabis companies in the past. In the event the Company sought federal bankruptcy protections, there is a risk that the Company would be unable to secure such bankruptcy protections, which could harm the value of equity holders' investments in the Company.

ANTI-MONEY LAUNDERING LAWS AND OTHER REGULATIONS

The Company is required to comply with federal anti-money laundering laws. As a cannabis-related business, there is a risk that key personnel of the Company could be prosecuted for their activities related to cannabis under federal laws. Compliance with such regulations may be expensive for the Company and negatively impact the Company's financial performance.

Company Risk Factors

LIMITED OPERATING HISTORY

As an early-stage startup company, the Company has a limited operating history, and the Company cannot guarantee that it will meet the objectives set at the date of this Offering. There can be no guarantee that the Company will achieve profitability.

MANAGEMENT OF THE COMPANY MAY DEVOTE TIME TO OTHER ENTERPRISES

The Company's management may be involved in other business activities, related or unrelated, to the Company's business. The Company's management will devote a reasonable amount of time and effort to the Company to fulfill their fiduciary duty to the Company, in the discretion of the management.

IF INSUFFICIENT FUNDS ARE RAISED, THE COMPANY MAY NOT BE ABLE TO IMPLEMENT ITS BUSINESS PLAN

If the Company is unable to raise sufficient funds in order to enact its business plan, the Company may not be able to build its planned dispensary and may wind up operations as a result.

Offering Risk Factors

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Units purchased through this Offering will be subject to limitations of transfer. This means that the Unit that you purchase cannot be resold for a period of one year. There may be additional restrictions limiting the resale of Units purchased through this Offering.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company may raise additional capital, modify growth plans, or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing the Company's Units below the price offered in this Offering. If so, your investment could lose value as a result of additional dilution. Additionally, even if the equity is not priced lower, your ownership percentage and/or voting power could decrease with the addition of more investors. Furthermore, the Company may sell securities to investors in the future with preferences or rights advantageous compared to the Units offered herein. There is a risk that dilution would reduce the overall portion of distributions an investor in this Offering receives.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the Proceeds of this Offering. The Use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the Target Offering Amount is met, the Company may request that the Intermediary instruct the escrow agent to disburse Offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the terms of the Offering, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an Offering, the Company must file an amendment to the Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will have no such right.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, such as construction of its dispensary, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

RISKS RELATED TO MINORITY OWNERSHIP

Investors in this Offering will not have an input in all decisions made by the Company, its Manager, and/or the management team. Investors in this Offering may have fewer rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as: corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and Unit repurchases, may disproportionately affect minority members. The effects may include, but may not be limited to, the dilution of the value of Units, and the loss of the holder's voting rights, if any were available.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment, unless you cancel your commitment within a specified period of time.

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated Use of Proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve (12) months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

UNIT PRICE ARBITRARILY SET BY THE COMPANY

The price of the Units of Class D membership interest offered has been arbitrarily established by the Company. The Company may change the method of valuation of the Units of Class D membership interest in the future.

NO GUARANTEED DISTRIBUTIONS

The Company intends to pay to holders of Units of Class D membership interest distributions, at least annually. However, there can be no guarantee that the Company will generate sufficient cash flows to make distributions to investors on a regular basis or at all. In the event of financial downturns in the Company's operating results, unanticipated expenditures, or other factors, the Company may be unable to pay distributions of net profits, including any Unreturned Capital Contribution, to its investors.

Investing Process

To invest in an offering, Investors must go to the investment platform at https://investgreenhouselifestyles.com. The Intermediary collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-United States residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with East West Bank, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the terms of the investment attached as Appendix 5 – Subscription Agreement. It is a two-way agreement between the Company to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is cancelled.

Progress During an Offering

The Intermediary will display on the Company's Offering Page an investment progress bar and updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from the Intermediary.

Target Offering Amount and Maximum Offering Amount

The Company has selected a minimum Target Offering Amount and a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering ("Close"), the Offering is cancelled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline of the Offering period (a "Close"). The Close date can be found in the Offering materials and on the Company's Offering page at https://investgreenhouselifestyles.com. For example, if the deadline is December 24, you can cancel until December 22 at 11:59 PM Eastern time. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48-hour time period.

CANCELLATION PROCESS & CANCELLING A COMMITMENT TO PURCHASE SECURITIES

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new offering deadline (absent a material change that would require and extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

You cancel your investment commitment directly on the Offering page at https://investgreenhouselifestyles.com. If you need any assistance at any point, please reach out to the Intermediary's team at investments@andescap.com.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There have been no related transactions between the Company and a related party over the past twelve (12) months.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this Form C or to reflect the occurrence of any unanticipated events.

Operating History

The Company was organized as a New Jersey limited liability company in 2020, is pre-revenue, and has a limited operational history.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY & CAPITAL RESOURCES

The Company's initial operating costs have been funded by the Officers of the Company and its Class C members.

POST-RAISE LIQUIDITY & DEPENDENCE ON THE OFFERING

The Company anticipates it will use the Proceeds raised in this Offering to pay construction, operating expenses, marketing, inventory, and legal expenses.

As an early-stage startup business, the Company believes its future financial performance will depend on the success of the current planned projects of the Company. The Company expects to begin generating revenue upon completion and opening of its flagship dispensary.

The Company does not believe its success is contingent upon the success of this Offering; however, the Company believes the Offering is a crucial part of completing the present goals of the Company. If the management of the Company deems it necessary, the Company may raise funds, in addition to the Proceeds raised through this Offering, to support its planned operations.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2022 UNAUDITED)	PRIOR FISCAL YEAR-END (2021 UNAUDITED)
Total Assets:	—	$2,450
Cash & Cash Equivalents:	—	$2,450
Accounts Receivable:	—	—
Short-term Debt:	$25	—
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	$2,475	$7,550
Taxes Paid:	—	—
Net Income:	$(2,475)	$(7,550)

Outstanding Indebtedness

As of the date of this Form C, the Company does not have any outstanding debt.

Financial Statements

See Appendix 1 – Financial Statements.

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Legal and Regulatory Proceedings

The Company is not involved in any ongoing legal or regulatory proceedings.

Other Material Information

Neither the Company nor its management are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its Chief Executive Officer have any events to disclose under Rule 201(u) of Regulation Crowdfunding.

Appendix 1 – Financial Statements

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)

We have reviewed the accompanying financial statements of AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey) (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey) (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has relied on owner financing to fund operations and has yet to begin generating revenue and these conditions create uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
November 2, 2023

3

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note		2022		2021
Assets					
Current Assets					
Cash and cash equivalents	1.e	$	-	$	2,450
Total Current Assets			-		2,450
Total Assets			-		2,450
Liabilities & Members' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses			25		-
Total Current Liabilities			25		-
Total Liabilities			25		-
Members' Equity			(25)		2,450
Total Liabilities & Members' Equity		$	-	$	2,450

4

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

		2022		2021
Operating Expenses				
Architecture	$	750	$	2,000
Security		-		5,000
Bank fees		1,725		550
Total Operating Expenses		2,475		7,550
Net Income (Loss)	$	(2,475)	$	(7,550)

5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Total Members' Equity
Balance at January 1, 2021	-
Net income (loss)	$ (7,550)
Owner contributions	10,000
Balance at December 31, 2021	2,450
Net income (loss)	(2,475)
Balance at December 31, 2022	$ (25)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (2,475)	$ (7,550)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	25	-
Net Cash Provided by (Used in) Operating Activities	(2,450)	(7,550)
Cash Flows from Financing Activities		
Contributions from owners	-	10,000
Net Cash Provided by (Used in) Financing Activities	-	10,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(2,450)	2,450
Cash, cash equivalents, and restricted cash at beginning of year	2,450	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ -	$ 2,450

7

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey) (the Company) was established to become a vertically integrated cannabis company providing cultivation, manufacturing and dispensary operations in the State of New Jersey serving the tri-state area of of southern New Jersey, Philadelphia and Delaware.

The Company was formed as a limited liability company in the State of New Jersey on April 29, 2020.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

8

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 and 2021 cash consisted of funds held in business checking accounts in the United States.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. Going concern

9

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

AACCTPRO LLC (d/b/a Greenhouse Lifestyle of New Jersey)
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has relied on owner contributions to fund operations and has yet to begin generating revenue. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

On June 27, 2023 the Company changed its name to The Greenhouse Lifestyle of New Jersey LLC.

Management evaluated all activity of the Company through November 2, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

10

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Appendix 2 – Certificate of Formation

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

AACCTPRO LLC
0450485540

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 04/29/2020 and was assigned identification number 0450485540. Following are the articles that constitute its original certificate.

1. **Name:**
   AACCTPRO LLC

2. **Registered Agent:**
   SPENCER SAINT-CYR

3. **Registered Office:**
   1000 LINCOLN DRIVE EAST
   SECOND FLOOR
   MARLTON, NEW JERSEY 08053

4. **Business Purpose:**
   ALL LAWFUL PURPOSES, INCLUDING PROFESSIONAL CLEANING AND SANITATION SERVICES FOR MEDICAL OFFICES +

5. **Duration:**
   PERPETUAL

6. **Effective Date of this Filing is:**
   04/29/2020

7. **Members/Managers:**
   SPENCER SAINT-CYR
   1029 RIVERTON ROAD
   MOORESTOWN, NEW JERSEY 08057

   DAMON PENNINGTON
   4 ROYAL COURT
   VOORHEES, NEW JERSEY 08043

8. **Main Business Address:**
   1000 LINCOLN DRIVE EAST
   SECOND FLOOR
   MARLTON, NEW JERSEY 08053

   Signatures:
   MATAN SHMUEL
   AUTHORIZED REPRESENTATIVE

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

AACCTPRO LLC
0450485540



Certificate Number : 4101409107
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
29th day of April, 2020

Elizabeth Maher Muoio
State Treasurer

Appendix 3 – Certificate of Amendment

New Jersey Division of Revenue & Enterprise Services
Certificate Of Amendment
NJSA 42:2C-19
New Jersey Limited Liability Company Act

```
            State of New Jersey
         Department of the Treasury
Division of Revenue & Enterprise Services
         Business Amendments
                Filed

     Validation Number: 4212445446
           06/27/23 22:03:53

           Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp
```

This Limited Liability Company filed with the Division of Revenue and
Enterprise Services to amend its Certificate of Formation. The filer is
responsible for ensuring strict compliance with NJSA 42:2C, the Revised Uniform
New Jersey Limited Liability Company Act.

1. Name of Limited Liability Company: AACCTPRO LLC

2. Business ID Number: 0450485540

3. Amendments:

   Article 1, Business Name is amended as follows:

      Previous Name: AACCTPRO LLC
      Amended Name: THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC

   Article 4, the Business Purpose is amended to the following:

      THE SALE OF PRODUCTS AND SERVICES AND THE CANNABIS INDUSTRY

The undersigned represent(s) that this filing complies with State law as
detailed in NJSA 42:2C and that they are authorized to sign this form on behalf
of the NJ Limited Liability Company on June 27, 2023.

Signature
DAMON PENNINGTON

Appendix 4 – Operating Agreement

AMENDED AND RESTATED LIMITED LIABILITY COMPANY

OPERATING AGREEMENT OF

THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement"), of THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC (the "Company") by and among the Company and the members set forth on Exhibit A (each a "Member" and collectively, the "Members") shall be effective as April 23, 2024 (the "Effective Date").

WHEREAS, the Company was formed under the laws of the State of New Jersey by the filing of a Certificate of Formation with the New Jersey Department of the Treasury, Division of Revenue and Enterprise Services (the "Division") (the "Certificate of Formation") pursuant to and in accordance with the New Jersey Revised Uniform Limited Liability Company Act, as amended from time to time (the "RULLCA") on April 29, 2020;

WHEREAS, the Members desire to set forth their respective rights and obligations in respect of a limited liability company formed under the Act on the terms and conditions set forth in this Agreement;

WHEREAS, the original Agreement provided that it may be altered or modified upon the approval of the Class A Members; and

WHEREAS, the Members are entering into this Agreement to document and restate the terms and conditions under which the Company will operate and the Members intend that this Agreement shall supersede and replace the original limited liability Agreement of the Company in its entirety.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto set forth their agreement as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1.   Certain Defined Terms. As used in this Agreement, in addition to the terms defined elsewhere herein, the following terms have the meanings specified below:

"Act" shall mean the RULLCA.

"Affiliate" of, or a Person "affiliated" with, a specified Person, means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person or entity specified.

"Agreement" shall have the meaning set forth in the Preamble.

"Applicable Law" means all applicable provisions of:

A.   Constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority;

B.   Any consents or approvals of any Governmental Authority; and

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C.   Any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

D.   "Bankruptcy Action" means, with respect to any Person, if such Person (a) makes an assignment for the benefit of creditors, (b) files a voluntary petition in bankruptcy, (c) is adjudged bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (d) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (e) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (f) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties, or (g) if within one hundred twenty (120) days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within one hundred twenty (120) days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within one hundred twenty (120) days after the expiration of any such stay, the appointment is not vacated.

"BBA" shall have the meaning set forth in Section 5.6.1; provided that references herein to the BBA shall include any comparable provisions of state, local or non-U.S. tax law.

"Book Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(A)   The initial Book Value of any asset contributed (or deemed contributed) to the Company shall be the gross fair market value of such asset at the time of such contribution;

(B)   The Book Values of all of the Company's assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as of the following times: (i) the acquisition of an additional Membership Interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an Membership Interest in the Company; (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); (iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of becoming a Member; (v) the issuance by the Company of a non-compensatory option (as such term is defined in Regulations Section 1.761-3(b)(2)) other than an option to acquire a de minimis interest in the Company; and (vi) at such other times as determined by Managing Member; provided, however, that the adjustments pursuant to clauses (ii), (iii), (iv) and (v) above shall be made only if Managing Member determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company after consultation with the other Members;

(C)   The Book Value of any item of Company assets distributed (or deemed distributed) by the Company to any Member shall be adjusted immediately prior to such distribution to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset as of the date of distribution; and

(D)   The Book Values of Company assets shall take into account any adjustments to the adjusted basis of any asset of the Company pursuant to Section 734 or Section 743 of the Code in determining such asset's Book Value in a manner consistent with Regulations Section 1.704-1(b)(2)(iv)(m).

If the Book Value of an asset has been determined or adjusted pursuant to clause (i), (ii) or (iv) above, such Book Value shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that Depreciation shall be computed based on the asset's Book Value as so determined, rather than on its adjusted tax basis.

"Business Day" means any day other than Saturday, Sunday, any day that is a legal holiday in the State of New Jersey, or any other day on which the banking institutions in New Jersey are authorized to close.

"Capital Account" shall have the meaning set forth in Section 4.1.

"Capital Contribution" means any contribution made by a Member to the capital of the Company in accordance with this Agreement.

"Certificate of Formation" shall mean the Certificate of Formation for the Company, as filed with the State of New Jersey on April 29, 2020.

"Class A Member" shall mean a Member that holds Class A Units.

"Class A Units" means the Membership Interests having any privileges, preference, duties, liabilities, obligations, and rights that are specified with respect to "Class A Units" in this Agreement.

"Class B Member" means a Member that holds Class B Units.

"Class B Units" means the Membership Interests having any privileges, preference, duties, liabilities, obligations, and rights that are specified with respect to "Class B Units" in this Agreement.

"Class C Member" means a Member that holds Class C Units.

"Class C Units" means the Membership Interests having any privileges, preference, duties, liabilities, obligations, and rights that are specified with respect to "Class C Units" in this Agreement.

"Class D Member" means a Member that holds Class D Units.

"Class D Units" means the Membership Interests having any privileges, preference, duties, liabilities, obligations, and rights that are specified with respect to "Class D Units" in this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means the limited liability company formed pursuant to the Certificate of Formation and governed by the terms of this Agreement.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, which power may be subject to "major decision" approval rights in favor of a third party, whether such power is through the ownership of securities, by contract or otherwise.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to any asset the Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year and which difference is being eliminated by use of the "remedial method" as defined by Section 1.704-3(d) of the Regulations, Depreciation for such Fiscal Year shall be the amount of Book Value recovered for such Fiscal Year under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset the Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that in the case of clause (ii) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Book Value using any method selected by the Managers.

"Dissolution Event" shall have the meaning set forth in Section 9.1.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exercise Period" shall have the meaning set forth in Section 7.3.2.

"Fiscal Year" shall be as set forth in Section 10.1.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Indemnified Party" shall have the meaning set forth in Section 12.1.1.

"Indemnitee" shall have the meaning set forth in Section 12.1.2.

"Liquidating Agent" shall have the meaning set forth in Section 9.3.1.

"Managers" means (a) each Person identified as of the date hereof as a Manager in Section 6.2.1 and (b) each Person who is hereafter elected as a Manager in accordance with Section 6.2.2. Managers need not be Members of the Company or residents of the State of New Jersey but must be natural individuals.

"Member" and "Members" shall have the meaning set forth in the Preamble.

"Membership Interest" or "Interest" shall mean, with respect to any Member, the entire membership interest of such Member in the Company, including all of a Member's rights and interests in, and obligations to, the Company in its capacity as a Member, all as provided in the Certificate of Formation, this Agreement and the Act, which Membership Interest reflects the interest of the Member in the Company.

"Net Cash Flow" for any period, (a) the gross revenues of the Company, without duplication, from all sources for such period (including from sales and refinancing of the Property or any portion thereof but excluding Capital Contributions), *less* (b)(i) any amounts required to pay the costs and expenses of the Company and its Subsidiaries incurred for such period including, without limitation, the fees payable pursuant to Section 6.2, (ii) any debt service payments (including amortization) on any indebtedness of the Company and its Subsidiaries, (iii) any capital expenditures of the Company and its Subsidiaries and (iv) any increases in the Company's reserves, as reasonably determined by the Members, including reserves established for future capital expenditures or for future debt service payments (including amortization) on any Company indebtedness, *plus* (c) any released or reduced Company reserves, as reasonably determined by the Members.

"Net Profits" and "Net Losses" means for any period the taxable income or loss, respectively, of the Company for such period, in each case as determined for federal income tax purposes, but computed with the following adjustments:

(i)   items of income, gain, loss and deduction (including gain or loss on the disposition of any Company asset and Depreciation) shall be computed based upon the Book Value of the Company's assets rather than upon such assets' adjusted bases for federal income tax purposes;

(ii)   any tax-exempt income received by the Company shall be deemed for these purposes only to be an item of gross income;

(iii)   any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as described therein pursuant to Regulations under Section 704(b) of the Code) shall be treated as a deductible expense;

(iv)   there shall be taken into account any separately stated items under Section 702(a) of the Code;

(v)   if the Book Value of any Company asset is adjusted pursuant to clauses (ii) or (iv) of the definition thereof, the amount of such adjustment shall be taken into account in the period of adjustment as gain or loss from the disposition or deemed disposition of such asset for purposes of computing Net Profits and Net Losses; and

(vi)   items of income, gain, loss, or deduction or credit allocated pursuant to Section 5.4 shall not be taken into account.

"OFAC List" means the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control, Department of the Treasury and/or any other similar list maintained by the Office of Foreign Assets Control pursuant to any authorizing statute, executive order or regulation.

"Offer Notice" shall have the meaning set forth in Section 7.3.1.

"Percentage Interest" means, with respect to each Member, the percentage determined by dividing such Member's aggregate Capital Contributions by the aggregate Capital

Contributions of all Members. The Percentage Interest of each Member as of the date hereof is set forth on Exhibit A hereto.

"Permitted Transfers" shall have the meaning set forth in Section 7.2.

"Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

"Prohibited Person" means any Person identified on the OFAC List or any other Person with whom a U.S. Person may not conduct business or transactions by prohibition of Federal law or Executive Order of the President of the United States of America.

"Regulations" means the income tax regulations promulgated under the Code.

"ROFO Closing Date" shall have the meaning set forth in Section 7.3.4.

"ROFO Default" shall have the meaning set forth in Section 7.3.5.

"ROFO Election" shall have the meaning set forth in Section 7.3.2.

"ROFO Price" shall have the meaning set forth in Section 7.3.1.

"Subsidiary" means any corporation, limited liability company or other single purpose entity, all or any of the ownership interests in which are owned directly or indirectly by the Company including, without limitation, Property Owner.

"Transfer" means, with respect to a Membership Interest, a sale, exchange, transfer, conveyance, assignment, pledge, hypothecation, encumbrance, abandonment or other disposition of all or any portion of such Membership Interest.

"Transferring Member" shall have the meaning set forth in Section 7.3.1.

"Unreturned Capital Contribution" means, with respect to a Member holding Class A Units, Class C Units, or Class D Units such Member's aggregate Capital Contributions with respect to such Member's Class A Units, Class C Units, or Class D Units, less the aggregate amount of distributions made to such Member with respect to such Member's Class A Units, Class C Units, or Class D Units pursuant to Section 5.1(a) or 5.1(b), as applicable (including distributions treated as made under Section 5.3.1 or 5.3.2 through the application of Section 5.4(c) or Article IX).

All other terms not defined in this Article I shall have the meaning given to them in the body of this Agreement.

ARTICLE II

ESTABLISHMENT OF THE COMPANY

2.1.   Intentionally omitted.

2.2.   Company Name. The business of the Company shall be conducted under the name of THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC; provided, however, that, subject to all applicable laws, the business of the Company may be conducted under any other name or names deemed necessary or advisable by the Manager, as long as such name does not include or incorporate all or any part of the name of any Member or their respective Affiliates without such Member's consent. In this regard, the Manager shall file, or cause to be filed, all such fictitious name or similar filings as may be appropriate from time to time.

2.3.   Purposes. The Members hereby agree that the Company is to be organized for the benefit of each Member, for the following purposes:

2.3.1.   to apply for licenses to cultivate, manufacture, and/or dispense medical and/or recreational cannabis in accordance with the applicable cannabis laws and regulations in the State of New Jersey ("the Cannabis Laws") (the "Licenses"), and if awarded such Licenses, conduct operations in accordance with the Cannabis Laws;

2.3.2.   to do any and all things which may be necessary, incidental, or convenient to carry on the business of the Company as described herein and which are permitted under the Act, all on the terms and conditions set forth herein.

2.4.   Principal Place of Business and Address. The principal place of business of the Company shall be located at 1000 Lincoln Drive East, Second Floor, Marlton, NJ 08053, or at such other location as the Manager may from time to time designate. The Manager shall provide written notice of the Company's principal place of business to the Members at least five (5) days prior to a change in the Company's principal place of business. The Company may maintain offices and other facilities from time to time at such other locations within the continental United States as may be deemed necessary or advisable by the Manager. The Manager shall provide notice to the Members of any such other office or facility promptly after the establishment thereof.

2.5.   Registered Office; Registered Agent.

2.5.1.   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by the RULLCA and Applicable Law.

2.5.2.   The registered agent for service of process on the Company in the State of New Jersey shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managers may designate from time to time in the manner provided by the RULLCA and Applicable Law.

2.6.   Term. The existence of the Company commenced as of the date of the filing of the Certificate of Formation and shall continue until terminated or dissolved under the provisions of this Agreement.

2.7.   Admission of Members. The Members are the only Members of the Company as of the date hereof. Except as expressly permitted by this Agreement, no other Person shall be admitted as a member of the Company except pursuant to this Agreement and no other Person has the right to take part in the ownership or management of the Company.

2.8.   Limitation on Liability. Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

ARTICLE III

CAPITAL CONTRIBUTIONS

3.1.   Initial Capital Contributions. On the date hereof, each Member has contributed to the Company the amount set forth on the books and records of the Company (the "Initial Capital Contribution").

3.2.   Mandatory Capital Contributions.

3.2.1.   No mandatory Capital Contributions shall be required of any Member.

3.3.   No Interest. Except as agreed between the Members and the Company or as expressly set forth in this Agreement, no interest will be paid by the Company (a) on any Capital Contribution made by such Member, (b) on the balance of any Capital Account of such Member or (c) on any advance to the Company from such Member.

3.4.   Return of Capital. No Member shall have the right to demand or to receive the return of all or any part of its contributions to the capital of the Company. In addition, no Member has the right to demand or to receive property other than cash in return for its contributions to the capital of the Company and, except as provided in this Agreement, no Member shall have any priority over any other Member as to the return of the Capital Contributions of such Member or the balance in such Member's Capital Account.

3.5.   No Personal Liability. Except as otherwise expressly provided in this Agreement no Member shall be personally liable for the return of any Capital Contributions of, or loans made by, the Members or any portion thereof and the return of Capital Contributions and repayment of such loans by the Members shall be made solely from the Company's assets. No Member shall be personally liable for the payment or performance of the debts and other obligations of the Company, except otherwise described herein.

ARTICLE IV

CLASSES OF MEMBERSHIP AND CAPITAL ACCOUNTS

4.1.   Capital Accounts. A capital account ("Capital Account") shall be maintained for each Member in accordance with Section 704(b) of the Code and Regulations Sections 1.704-1(b) and 1.704-2. Each Member's Capital Account shall be as set forth in the Company's books and records.

4.2.   Adjustments. The Capital Account of each Member shall be increased by (i) the amount of any cash contributed by such Member to the capital of the Company, (ii) the Book Value of any property contributed by such Member to the capital of the Company (net of liabilities that the Company is considered to assume, or take property subject to, under Section 752 of the Code), (iii) such Member's share of Net Profits (as determined in accordance with Section 5.1) and (iv) any income and gain allocated to such Member pursuant to Section 5.4. The Capital Account of each Member shall be decreased by (w) the amount of all cash distributions to such Member, (x) the Book Value of any property distributed to such Member by the Company (net of liabilities that the Member is considered to assume, or take property subject to, under Section 752 of the Code), (y) such Member's share of Net Losses (as determined in accordance with Section 5.1), and (z) any deductions and losses allocated to such Member pursuant to Section 5.4.

4.3. Intentionally Omitted.

4.4. Transfers. If any Membership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Membership Interest.

4.5. Capital Account Balance. Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account balance of any Member, the Capital Account balance of such Member shall be determined after giving effect to all allocations pursuant to Article V and all contributions and distributions made prior to the time as of which such determination is to be made.

4.6. Four Classes of Membership Interest. The Company shall have four classes of Membership Interests, Class A Membership Interests, Class B Membership Interests, Class C Membership Interests, and Class D Membership Interests.

4.6.1. Class A Units. There shall be 983,750 Class A Units. The holders of Class A Units are entitled to one vote at all meetings of Members (or written consents in lieu of meetings) for each Class A Unit held.

4.6.2. Class B Units. There shall be 7,500 Class B Units. The holders of Class B Units are not entitled to voting rights.

4.6.3. Class C Units. There shall be 8,750 Class C Units, each representing a Capital Contribution of Twenty Dollars ($20.00) for a total of $175,000.00. The holders of Class C Units are entitled to one vote at all meetings of Members (or written consents in lieu of meetings) for each Class C Unit held.

4.6.4. Class D Units. There shall be 6,175,000 Class D Units, each representing a Capital Contribution of Twenty Cents ($0.20) for a total of $1,235,000.00. Capital Contributions shall be payable in accordance with the written subscription agreement between the Company and the Class D Members. The holders of Class D Units are not entitled to voting rights.

4.6.5. Unless otherwise described herein, Class A Units shall have the rights, restrictions and preferences of the Class A Units set forth herein. Unless otherwise described herein, Class B Units shall have all the rights, restrictions and preferences of the Class B Units set forth herein. Unless otherwise described herein, Class C Units shall have all the rights, restrictions and preferences of the Class C Units set forth herein. Unless otherwise described herein, Class D Units shall have all the rights, restrictions and preferences of the Class D Units set forth herein.

4.7. Uncertificated Membership Units. The Membership Units of the Company shall be uncertificated and shall be recorded in the books and records of the Company as they may be issued from time to time or as recorded by a stock registrar or transfer agent selected by the Manager.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1. Allocations of Net Profit and Net Loss. Except as otherwise may be determined by the Managers to comply with the requirements of Section 704(b) of the Code, Net Profit and Net Loss for any Fiscal Year of the Company shall be allocated among the Members in proportion to their respective Percentage Interests.

5.2. Distributions Restricted by the Act. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any payment, distribution or redemption to any Member on account of its Membership Interest if such payment, distribution or redemption would violate the Act or any other applicable law.

5.3.   Distributions. Subject to Section 5.4 and except as otherwise provided in Article IX of this Agreement with respect to distributions upon liquidation of the Company, distributions shall be made by the Company in the amounts and at the times determined by the Managers (but no less frequently than annually) to all Members in the following order and priority:

5.3.1.   First, to each member holding Class C Units in proportion to their respective Unreturned Capital Contributions, until the Unreturned Capital Contribution of each such Member has been reduced to zero;

5.3.2.   Second, to each Member holding Class D Units in proportion to their respective Unreturned Capital Contributions, until the Unreturned Capital Contribution of each such Member has been reduced to zero; and

5.3.3.   Thereafter, Forty Seven and One Half Percent (47.5%) to the members holding Class A Units in proportion to their ownership of Class A Units, Twenty Percent (20%) to the members holding Class B Units in proportion to their ownership of Class B Units, Twenty Percent (20%) to the members holding Class C Units in proportion to their ownership of Class C Units, and the remaining Twelve and One Half Percent (12.5%) to the members holding Class D Units in proportion to their ownership of Class D Units.

5.4.   Mandatory Tax Distributions.

(a)   Within 90 days, or as soon thereafter as practicable, after the end of each taxable year of the Company (or, in the Managers' discretion, such earlier date as individual taxpayers are required to make estimated tax payments), the Company shall calculate and distribute to each Member such Member's Mandatory Tax Distribution Amount; provided, however, that the distribution of any Mandatory Tax Distribution Amount shall be deferred, on a pro rata basis based on each Member's Mandatory Tax Distribution Amount, in the Managers' discretion if the Company does not have sufficient cash on hand to fund such Mandatory Tax Distribution Amount or the payment of any Mandatory Tax Distribution Amount would cause a default under the terms of any funded indebtedness of the Company. The deferral shall continue until such time as the Managers determine that sufficient cash to fund the Mandatory Tax Distribution Amount is available or the payment of such Mandatory Tax Distribution Amount would not cause a default under the terms of any funded indebtedness. The "Mandatory Tax Distribution Amount" for each Member for each taxable year means an amount equal to the excess of (i) the product of (A) the net taxable income of the Company allocated to (or reasonably estimated to be allocable to) such Member for the taxable year attributable to the items allocated to such Member under Section 4 and Appendix A to this Agreement multiplied by (B) the sum of the maximum federal individual income tax rate and the maximum combined state and local individual income tax rate to which any Member (or, if any Member is a pass-through entity for federal income tax purposes, any owner of such pass-through entity) is subject (less the effect of the deduction of state and local income taxes on the federal return, assuming no limitation of such deduction under Section 68 of the Code), taking into account for this purpose the character of items allocated to such Member as ordinary income or capital gain, over (ii) the sum of the aggregate Mandatory Tax Distribution Amounts previously distributed to such Member with respect to such taxable year and the aggregate distributions previously made to such Member pursuant to Section 5.1 with respect to such taxable year.

(b)   Solely for purposes of this Section 5.4, if a Member is allocated a net loss for federal income tax purposes for any taxable year or period of the Company (calculated under the

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principles described in clause (i) of Section 5.4(a)) beginning after the date of this Agreement, such net loss shall be offset against, and shall reduce the net income allocated (or reasonably estimated to be allocable, as provided under Section 5.4(a)) to such Member in subsequent taxable years of the Company (until such net loss is exhausted) for purposes of calculating the Mandatory Tax Distribution Amount for such Member for such subsequent fiscal quarters.

(c)   Any distributions under this Section 5.4 shall offset the next distribution(s) due to the Member under Section 5.1 on a dollar-for-dollar basis and shall be deemed to have been made under the applicable provision(s) thereof. It is the intent of the Members that distributions made pursuant to this Section 5.4 are not intended to change the aggregate distribution amounts that each Member is entitled to receive pursuant to Section 5.3. Accordingly, notwithstanding anything to the contrary contained herein, the Managers and Members shall apply distributions made pursuant to this Section 5.4 in such manner as is necessary to produce such result.

5.5 Treatment of Taxes Withheld. All amounts withheld or paid by the Company pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to a Member, or any such amount that is paid by the Company solely by reason of the holding of Units by any Member, shall be treated as an advance from the Company to the Member with respect to whom such tax is required to be withheld. The Company shall have the right to apply any amounts otherwise distributable to a Member, or otherwise payable by the Company to such Member under any other provision of this Agreement, to pay the outstanding balance of such Member's advances described in the immediately preceding sentence. The obligation of a Member to pay the outstanding balance of such Member's advances under this Section 5.5 shall continue after such Member transfers its Units in the Company and after a withdrawal by such Member. Each Member agrees to furnish the Company with any information, representations or forms as shall reasonably be requested by the Company to assist it in determining the extent of, or in fulfilling, any withholding obligations it may have.

5.6.   Partnership Representative.

5.6.1.   Spencer Saint-Cyr is hereby designated the "partnership representative" (as such term is defined in Section 6223(a) of the Code) of the Company for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Bipartisan Budget Act of 2015 (the "BBA"), as well as for purposes of comparable provisions of any state, local, or non-U.S. tax law, and in such capacity is referred to as the Partnership Representative. Spencer Saint-Cyr shall be entitled to select any individual(s) who meets the applicable requirements to act on behalf of the Partnership Representative, and the Company shall appoint such individual as the designated individual through whom the Tax Representative acts, as set forth in Regulations Section 301.6223-1(b)(3)(ii) (or comparable provisions of any tax law) (any such individual as "Designated Individual"). Unless the context otherwise requires, references herein to the Partnership Representative shall include any such Designated Individual. Spencer Saint-Cyr shall promptly notify the Members upon the receipt of written notice of final partnership adjustment, and, subject to Section 5.7, shall make such elections as needed or take other actions as it determines in its sole discretion to be in the best interests of the Company, current Members and former Members to comply with the partnership audit procedures enacted under the BBA. The Members agree to cooperate in good faith, including by timely providing information, making elections and filing amended returns, each as reasonably requested by the Partnership Representative. To the extent permitted by law, each Member agrees that such Member will not, unless disclosed in writing to Spencer Saint-Cyr, (i) treat any Company item of income, gain, deduction or loss inconsistently on such Member's income tax return with the treatment of the item on the Company's tax and/or information returns or (ii) independently act with respect to tax audits or tax litigation affecting the Company. The Partnership Representative (i) shall keep the Members reasonably informed of all material administrative and judicial proceedings relating to the Company and (ii) shall consult with all Members in good faith before entering into any tax settlement agreement or any compromise in any tax proceeding or similar agreements or arrangements affecting the Company.

5.6.2.   The Partnership Representative will promptly give notice to the Members of the contents of any material communication, oral or written, from the Internal Revenue Service or any state or local taxing authority. The Partnership Representative will also promptly give notice to the Members of the commencement of any material administrative or judicial proceedings involving the tax treatment of any items of Company income, loss, deduction or credit.

5.6.3.   The Company shall indemnify and reimburse the Partnership Representative for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members or in connection with any audit of the Company's tax returns, except to the extent such expenses, claims, liabilities, losses and damages are attributable to the gross negligence or willful misconduct of the Partnership Representative.

5.7.   Tax Elections. All elections and other tax decisions by the Company and its Subsidiaries pertaining to any federal, state or local income tax return, income tax or other tax matter, including extending the statute of limitation and whether to litigate or settle any tax controversy, shall be made by the Managers; provided, however, that the Members intend that the Company shall be treated as a partnership for federal and, where permissible, state and local, income tax purposes, and neither any Members nor the Company shall take any action inconsistent with such intent.

5.8.   Tax Returns. The Managers shall cause the Company to prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any Federal, state or local tax returns required to be filed by the Company. The Company shall furnish each Member within 120 days of the end of each fiscal year or as soon as practicable thereafter (and after all necessary information is reasonably available to the Company), with a Schedule K-1 and any required state income tax return.

5.9.   Section 754 Election. In the event a distribution of Company assets occurs which satisfies the provisions of Section 734 of the Code or in the event a transfer of an Interest occurs which satisfies the provisions of Section 743 of the Code, upon the request of any of the Members, the Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of the Company's property to the extent allowed by such Section 734 or 743 and shall cause such adjustments to be made and maintained. Each Member shall provide the Company with such information and such other cooperation as may be necessary to receive from such Member in order for such election to be made and effected.

5.10.   Tax Allocations, Code Section 704(c). Except as required by Section 704(c) of the Code or provided in this Section 5.8, for federal, state and local income tax purposes only, Company income, gain, loss, deduction or expense (or any item thereof) with respect to the Company for each taxable year shall be allocated to and among the Members in the same manner as "book" income is allocated pursuant to this Article V. If the Book Value of any Company asset is adjusted under clause (B) of the definition of Book Value, subsequent allocations of income, gain, loss and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

ARTICLE VI

MANAGEMENT AND OPERATIONS

6.1.   Management.

6.1.1.   The business, affairs and assets of the Company shall be managed, arranged and caused to be coordinated by Managers, who shall have, except as provided in Section 6.5 of this Agreement, full, exclusive and complete discretion with respect thereto. Subject to and in accordance with the provisions of this Agreement, the Managers shall have all necessary and appropriate powers to carry out the purposes of the Company set forth in Section 2.3. Except as otherwise provided in this Agreement, the Managers shall have the power and authority acting in good faith to make and implement all decisions with respect to all matters which the Company has the authority to perform, including, without limitation, the power to:

        (i)   conduct, manage and control the affairs and business of the Company, and to make such rules and regulations therefor consistent with the Act, the Certificate of Formation and this Agreement;

        (ii)   open, maintain and close bank accounts and draw checks or other orders for the payment of monies;

        (iii)   enter into any contract or endorsement in the name or for the account of the Company;

        (iv)   employ, retain, or otherwise secure or enter into contracts, agreements and other undertakings with persons in connection with the management and operation of the Company's business, including, without limitation, attorneys and accountants;

        (v)   bring or defend, pay, collect, compromise, arbitrate, resort to legal action, or otherwise adjust claims or demands of or against the Company;

        (vi)   cause the Company to incur indebtedness;

        (vii)   deposit, withdraw, invest, pay, retain and distribute the Company's funds in a manner consistent with the provisions of this Agreement; and

        (viii)   cause the Company to carry such indemnification insurance as the Managers deems necessary to protect them and any other individual or entity entitled to indemnification by the Company.

6.1.2.   Except as otherwise provided in this Agreement, no Member other than Managers shall participate in the management or control of the Company or have any right to approve, vote on or otherwise consent to any matter relating to the business, affairs or assets of the Company. Unless authorized in writing to do so by this Agreement or by a Manager, no Member, attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

6.1.3.   The Managers shall not be compensated for their services as Managers, but the Company shall reimburse the Managers for all ordinary, necessary, and direct expenses incurred by the Managers in performance of their duties as Managers. All reimbursements for expenses shall be reasonable in amount. Nothing contained in this Section 6.1.3 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

6.1.4.   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

6.1.5.   Except as otherwise provided in the RULLCA, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligations, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

6.2.   Number, Election and Term of Managers.

6.2.1.   The number of Managers shall be fixed from time to time by the affirmative vote of Members holding a majority of the Class A and Class C Membership Interests, but the number of Managers shall not be less than one. The Company shall initially have one Manager, who shall be Spencer Saint-Cyr.

      6.2.2.   Managers shall be appointed from time-to-time by the affirmative vote of Members holding a majority of the Class A and Class C Membership Interests. Each Manager, including each of the initial Managers named in this Agreement shall serve for a term ending at the next meeting of the Members called for the purpose of electing Managers, or until the Manager's earlier, death, resignation or removal.

      6.2.3.   The Managers shall maintain a schedule of all Managers with their respective mailing addresses (the "Managers Schedule") and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 6.2 or Section 6.3. A Copy of the Managers Schedule as of the execution of this Agreement is attached hereto as Exhibit B.

    6.3.   Removal, Resignation, and Vacancies.

      6.3.1.   Members holding a majority of the Class A and Class C Membership Interest may remove all or any lesser number of Managers, with or without cause.

      6.3.2.   A Manager may resign at any time by delivering his written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Managers shall not be necessary to make it effective.

      6.3.3.   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, Members holding a majority of the Class A and Class C Membership Interest shall appoint the successor Manager.

    6.4.   Action by Managers.

      6.4.1.   If there is more than one Manager serving, all decisions requiring action of the Managers or relating to the business or affairs of the Company shall be decided by the affirmative vote or consent of a majority of the Managers.

      6.4.2.   On any matter that is to be voted on by Managers, a Manager may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Manager executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy; prior to such revocation.

      6.4.3.   Any action of the Managers may be taken without a meeting if either (i) a written consent of a majority of the Managers shall approve such action; provided, that prior written notice of such action is provided to all Managers at least one (1) Business Day before such action is taken, or (ii) a written consent constituting all of the Managers shall approve such action. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of New Jersey.

    6.5.   Actions Requiring Approval of Class A and Class C Members. Without the approval of a majority of the Class A and Class C Membership Interests, the Company shall not, and

    6.6.   shall not enter into any commitment to:

      6.6.1.   Amend, modify or waive the Certificate of Formation or this Agreement;

provided that the Managers may, without the consent of the Members, amend the Members Schedule following any new issuance, redemption, repurchase or Transfer of Membership Interests in accordance with this Agreement;

6.6.2. Allocate, issue and award Class B Units to current or additional Members of the Company as incentive units for goods and services provided to the Company;

6.6.3. Incur any indebtedness, pledge or grant liens on any assets or guaranty, assume, endorse or otherwise become responsible for the obligations of any other Person in excess of two hundred fifty thousand dollars ($250,000.00) in a single transaction or series of related transactions, or in excess of one million dollars ($1,000,000.00) in the aggregate at any time outstanding;

6.6.4. Make any loan, advance, or capital contribution in any Person in excess of fifty thousand dollar ($50,000.00);

6.6.5. Enter into, amend (in any material respect), waive or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

6.6.6. Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

6.6.7. Establish a Subsidiary or enter into any joint venture or similar business arrangement;

6.6.8. Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability with a value in excess of fifty thousand dollars ($50,000.00) or agree to the provision of any equitable relief by the Company;

6.6.9. Initiate or consummate an initial public offering or make a public offering and sale of the Membership Interests or any other securities;

6.6.10. Make any investments in any other Person in excess of fifty thousand dollars ($50,000.00); or

6.6.11. Merge, consolidate, dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

6.7. **Legal Title to Company Property**. Legal title to property of the Company, shall be held in the name of the Company.

6.8. **Other Activities of Members**. Neither this Agreement nor any activity undertaken on behalf of the Company shall prevent any of the Members or any of the Affiliates of the Members, or any Person owning any direct or indirect interest in a Member, individually or jointly with others, from engaging in any other activities or businesses or from making investments, provided that such activities, businesses or investments do not directly compete with the business of the Company or create a conflict of interest. Neither the Members nor their Affiliates shall have any obligation to account to the Company or to one another for any profits or other benefits derived from other activities, businesses, or investments. The Members and their respective Affiliates shall not be obligated to present to the Company or each other any particular investment opportunity, regardless of whether such opportunity is of such character that the Company or any of them could take it if such opportunity were presented to the Company or any of them, and the Members or their Affiliates shall have the right to take for their own accounts, or to recommend to others, any such investment opportunity.

6.9. <u>Officers</u>. The Managers may appoint individuals as officers of the Company (the "<u>Officers</u>") as they deem necessary or desirable to carry on the business of the Company and the Managers may delegate to such Officers such power and authority as the Managers deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Managers or until his earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Managers. Any Officer may be removed by the Managers with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Managers.

6.10. <u>Other Activities of Managers; Business Opportunities</u>. Managers shall devote so much time and attention to the business of the Company as they deem appropriate in their sole discretion. Nothing contained in this Agreement shall prevent any Manager from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to the Company. None of the Managers shall be obligated to account to the Company or to the Members for any profits or income earned or derived from other such activities or businesses. None of the Managers shall be obligated to inform the Company or the Members of the business opportunity of any type or description.


ARTICLE VII

TRANSFER OF MEMBERSHIP INTERESTS


7.1. <u>Restrictions on Transfers of Membership Interests</u>. No Member shall Transfer all or any portion of its Membership Interest (nor shall such Member suffer to exist any such Transfer) unless such Transfer is (i) approved by a majority of the Managers, or permitted under this <u>Article VII</u> and until all requirements and conditions stated in this <u>Article VII</u>, which shall be read and construed as a whole, have been satisfied in full or have been waived by the non-transferring Members. To the fullest extent permitted under applicable law, any Transfer in violation of this <u>Article VII</u> shall be invalid, ineffective and not enforceable for any purpose, shall be *void ab initio* as to the Transfer of a Membership Interest that would cause such violation, and the intended transferee shall acquire no rights in such Membership Interest. No authorization, consent or waiver applicable to one Transfer shall apply or be deemed to apply to any other Transfer or requested Transfer.

7.2. <u>Permitted Transfers</u>. Notwithstanding <u>Section 7.1</u>, but subject to the applicable provisions of terms of any loan to the Company, and <u>Section 7.5</u>, a Member may Transfer, directly or indirectly, all or a portion of such Member's Interest, without the consent of the Company or any other Member, as follows ("<u>Permitted Transfers</u>"):

(i) Intentionally Omitted;

(ii) Transfers of direct or indirect interests held by an individual in a Member upon the death of such individual;

(iii) With respect to individuals, Transfers of indirect interests in the Company to an entity or trust the sole owners or beneficiaries of which are such transferring individual's spouse, issue, parent, sibling or a sibling's issue and so long as the transferring individual continues to Control such transferring Member;

(iv) Transfers of a Member's Interest to such Member's wholly owned subsidiary or an Affiliate with 100% common ownership with such Member; or

(v) Transfers by operation of law.

7.3.   Right of First Offer.

7.3.1.   If a Member other than a Manager (a "Transferring Member") desires to Transfer all of its Membership Interest to any Person other than a Permitted Transferee, then the Transferring Member shall first give notice thereof to the Managers (an "Offer Notice"), which Offer Notice shall set forth the purchase price the Transferring Member would be willing to accept for its Membership Interest (the "ROFO Price").

7.3.2.   The Managers shall have a period of thirty (30) days following their receipt of an Offer Notice (the "Exercise Period") in which they shall have the right to elect to purchase all of Transferring Member's Interests for the ROFO Price, by giving written notice of such election (the "ROFO Election").

7.3.3.   If the Managers do not make a timely ROFO Election or waive their rights under this Section 7.3, the Managers shall be deemed to have elected not to purchase the Transferring Member's Interests and Transferring Member shall be free to proceed to initiate and consummate a Transfer of its entire Membership Interest at a price equal to or greater than the ROFO Price, and on other terms and conditions which are the same or not materially more favorable to the proposed purchaser than those offered to the Managers. If Transferring Member fails to close such a Transfer within sixty (60) days after the expiration of the Exercise Period or desires to enter into a Transfer at a price less than the ROFO Price or on terms more favorable to the proposed purchaser than those offered to the Managers, then any attempt to consummate a Transfer of such Membership Interest thereafter shall again be subject to the provisions of this Section 7.3.

7.3.4.   If a Manager has timely and properly delivered a ROFO Election, Transferring Member and the Manager shall consummate the ROFO Sale within sixty (60) days after the date of the ROFO Election (the "ROFO Closing Date"). On the ROFO Closing Date, the Manager shall pay the balance of the ROFO Price to Transferring Member (net of any required tax withholdings). At the closing of an ROFO Sale, Transferring Member and the Manager shall enter into such agreements as may reasonably be requested by either of them containing terms and conditions relating to the sale of the Membership Interests that are customary for transactions of this type.

7.3.5.   If a Manager has timely and properly delivered a ROFO Election, but thereafter the sale contemplated thereby fails to close within the sixty (60) day period due solely to the default of the Manager, and such default is not caused, in whole or in part, by the actions or inactions of the Transferring Member (a "ROFO Default") and Transferring Member is ready, willing and able to consummate such Transfer, then the Manager shall be deemed to have waived its right to purchase the Transferring Member's Membership Interest and Transferring Member shall have the right to cause a Transfer of its Membership Interests to any Person without compliance with this Section 7.3, within the 60 day period following such ROFO Default.

7.3.6.   If Transferring Member defaults in its obligation to complete the ROFO Sale by the ROFO Closing Date, and such default is not caused, in whole or in part, by the actions or inactions of a Manager, then the Manager shall have the right to either (i) terminate the transaction and the Manager shall receive from Manager an amount equal to its reasonable attorneys' fees and costs incurred in obtaining such amount, or (ii) bring an action for specific performance of Transferring Member's obligation to complete the ROFO Sale (Transferring Member expressly agreeing that the remedy at law for breach of the obligations of the Transferring Member set forth in this Section 7.3 is inadequate in view of (A) the complexities and uncertainties in measuring the actual damage to be sustained by a Manager on account of the default of Transferring Member; and (B) the uniqueness of the Members' relationships).

7.4.   Additional Restrictions.   Notwithstanding the foregoing, any Transfer by a Member shall not be permitted, and if purported to be effected, shall be null and void *ab initio* if:

(i)   it would violate any financing documents to which the Company or a Subsidiary is bound;

(ii)   it would result in the Company or any Member having to register under the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, or any other federal, state or local securities laws;

(iii)   it would violate any applicable federal, state or local laws, including the Securities Act of 1933, as amended, and any other securities laws;

(iv)   the transferee is a Prohibited Person;

(v)   as a result of such Transfer the aggregate value of Membership Interests held by "benefit plan investors" (within the meaning of Section 3(42) of ERISA), is "significant" (as such terms are defined in U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101(f)(2)) with the result that the assets of the Company would be deemed to be "plan assets" for purposes of ERISA;

(vi)   in the opinion of counsel to the Company, there is material risk that such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704 and the regulations promulgated thereunder; or

(vii)   such Transfer would cause any of the assets of the Company, Property Owner or any Subsidiary to constitute "plan assets" within the meaning of the plan asset rules of ERISA at 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA.

7.5.   Substitute Members. No assignee of all or part of a Member's Interest shall become a substitute Member in place of the assignor Member unless and until: (a) The Transfer complies with the provisions of this Article VII;

(b)   The assignee has executed an instrument accepting and adopting the terms and provisions of this Agreement as a Member, and agrees in writing that the assigned rights remain subject to all of the terms and conditions of this Agreement and may not be further Transferred except in compliance with this Agreement; and

(c)   The assignor or assignee has paid all reasonable expenses of the Company in connection with the admission of the assignee as a substitute Member.

Upon satisfaction of all of the foregoing conditions with respect to a particular assignee, the Company shall cause this Agreement to be duly amended to reflect the admission of the assignee as a substitute Member.

7.6.   Effect of Admission as a Substitute Member. Unless and until admitted as a substitute Member pursuant to Section 7.5, a permitted assignee of all or a part of a Member's Interest shall not be entitled to exercise any of the rights or powers of a Member in the Company (all of which shall remain with the assignor Member), including, without limitation, the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records. Such permitted assignee shall only be entitled to receive, to the extent of the Interest transferred to such permitted assignee, the distributions to which the assignor would be entitled. A permitted assignee who has become a substitute Member has, to the extent of the Interest transferred to such permitted assignee, all the rights and powers of the Person for whom he is substituted as the Member and is subject to the restrictions and liabilities of a Member under this Agreement and the Act, in which case the assignee shall have only such economic, non-voting rights of an assignee under the Act as are consistent with the other terms and provisions of this Agreement. Upon admission of a permitted assignee as a substitute Member, the assignor of the Interest so acquired by the Substitute Member shall cease to be a Member of the Company to the extent of such Membership Interest. A Person shall not cease to be a Member upon assignment of all of such Member's Interest unless and until the assignee(s) becomes a substitute Member.

7.7. Intentionally Omitted.

7.8. Withdrawal, Retirement or Resignation of a Member. No Member shall have the right or power, and no Member shall attempt, to withdraw, resign or retire from the Company except as specifically set forth in this Agreement. Any act or purported act of a Member in violation of this Section 7.8 shall be null and void and of no effect.

7.9. Withholding Compliance. As a condition to any Transfer, a Manager may require that the transferor and/or transferee provide evidence and/or certification reasonably acceptable to the Manager establishing that the parties have complied with all withholding obligations under the Code or other applicable tax law (or have established exemption from such withholding obligations). If the Company is obligated to pay any taxes (including penalties, interest, any addition to tax, and withholdings or other amounts in the nature of a tax) to any governmental entity that are specifically attributable to a Member or such Member's assignor or that are a result of any transfer of an interest in the Company, including, without limitation, on account of Sections 864 or 1446 of the Code, then (i) such persons shall indemnify the Company or applicable Subsidiary in full for the entire amount paid or payable; and (ii) the Managers may offset future distributions to such persons to which such persons are otherwise entitled under this Agreement against such persons' obligation to indemnify the Partnership under Article XII.

7.9 Drag-along Rights.

7.9.1 If one or more Members (together with their respective Permitted Transferees) holding no less than seventy-five percent (75%) of the then outstanding Class A, Class B, and Class C Membership Interests (such Member or Members, the "Dragging Member"), proposes to Transfer, in one transaction or a series of related transactions, all of the Membership Interests owned by the Dragging Member (a "Drag-along Sale"), the Dragging Member shall have the right after delivering the Drag-along Notice in accordance with Section 7.9.3 and subject to compliance with Section 7.9.4, to require that each other Member (each, a "Drag-along Member") participate in such sale in the manner set forth in Section 7.9.2.

7.9.2 Subject to compliance with Section 7.9.4, each Drag-along Member shall sell in the Drag-along Sale all of the Membership Interests held by such Drag-along Member.

7.9.3 The Dragging Member shall exercise its rights pursuant to this Section 7.9 by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty

(20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

        (a)   The name of the person or entity to whom such Membership Interests are proposed to be sold;

        (b)   The proposed date, time, and location of the closing of the sale;

        (c)   The proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

        (d)   A copy of any form of agreement proposed to be executed in connection therewith.

        7.9.4   The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 7.9 are subject to the satisfaction of the following conditions:

        (a)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per percentage interest and the terms and conditions of such sale shall, except as otherwise provided in Section 7.9.4 be the same as those upon which the Dragging Member sells its Membership Interests;

        (b)   If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

        (c)   Each Drag-along Member need not execute the applicable purchase agreement.

        7.9.5   Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 7.9.4(c).

        7.9.6   The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Independent Third Party, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

7.9.7   The Dragging Member shall have sixty (60) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which sixty (60) day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 7.9 without again fully complying with the provisions of this Section 7.9.4.


ARTICLE VIII
REPRESENTATIONS


8.1.   Representations of the Members. Each Member hereby makes each of the representations, warranties and agreements set forth below, as applicable, and solely with respect to such Member as of the date hereof:

8.1.1.   it is an adult individual and has all requisite power and authority to enter into this Agreement, to acquire and hold its Membership Interest and to perform its obligations hereunder;

8.1.2.   its execution and delivery of this Agreement and the performance of its obligations hereunder will not conflict with, result in a breach of or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) or result in the acceleration of any material obligation under any of the terms, conditions or provisions of any other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, conflict with or violate any of the provisions of its organizational documents, or violate any statute or any order, rule or regulation of any court or governmental authority, in each case in a manner that results in a prohibition against, or reasonably could be expected to materially and adversely affect, the performance of its duties hereunder;

8.1.3.   there is no action, suit or proceeding pending against such Member or, to its knowledge, threatened in any court or by or before any other governmental authority that prohibits or could be reasonably expected to interfere in any material respect with its entering into or performing its obligations under this Agreement;

8.1.4.   this Agreement and all agreements, instruments and documents herein provided to be executed by it are and will be binding on and enforceable against such Member in accordance with the terms hereof and thereof; and

8.1.5.   (i) neither such Member nor any Person owning an interest in such Member (A) is currently identified on the OFAC List, or (B) is a Person with whom a citizen of the United States is prohibited to engage in transactions by any trade embargo, economic sanction or other prohibition of United States law or regulation or executive order of the President of the United States, and (ii) if required, such Member has implemented procedures, and will consistently apply those procedures, to ensure the foregoing representation and warranty in clause (i) to remain true and correct at all times.

8.2.   Indemnity. Each Member agrees to indemnify and hold harmless the Company, the other Members and their respective Affiliates, officers, directors, shareholders, partners, members, employees, successors and assigns from and against any and all loss, damage, liability or expense (including

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costs and reasonable attorney's fees) which they may incur by reason of, or in connection with, any material breach of the foregoing representations and warranties, and all such representations and warranties shall survive the execution and delivery of this Agreement and the termination and dissolution of any Member and/or the Company. Any and all amounts paid to the Company pursuant to this Section 8.2 shall not be treated as Capital Contributions to the Company for purposes of this Agreement. If any amounts are owed by a Member under this Section 8.2, the other Member may cause the Company to repay such amounts from distributions that but for this sentence would have been paid to the breaching Member (and any such payments shall be deemed a distribution to the breaching Member).

ARTICLE IX

DISSOLUTION AND LIQUIDATION

9.1. Dissolution. This Agreement will terminate and the Company will be dissolved upon the occurrence of any of the following events (each, a "Dissolution Event"):

9.1.1. Upon the unanimous election to dissolve by the Managers; or

9.1.2. Upon the disposition of all or substantially all of the Company's assets, and the discontinuance of its business activities, other than activities in the nature of winding up.

Upon the occurrence of a Dissolution Event, the business of the Company shall be wound up as provided in this Article IX unless the Members otherwise unanimously agree.

9.2. Statement of Intent to Dissolve. In accordance with the Act, as soon as possible following the occurrence and continuance of a Dissolution Event, the Liquidating Agent will cause to be executed and filed a statement of intent to dissolve the Company in such form as is prescribed by the Treasury Department of the State of New Jersey.

9.3. Procedures.

9.3.1. Liquidation of Assets. In the event of the dissolution of the Company, the Managing Members or the Person required by law to wind up the Company's affairs (such Member or other person being referred to herein as the "Liquidating Agent") will commence to wind up the affairs of the Company and liquidate its assets as promptly as is consistent with obtaining the fair value thereof. In connection with any such winding up and liquidation, a financial statement of the Company as of the date of dissolution will be prepared and furnished to all the Members by the Liquidating Agent.

9.3.2. Authority of Liquidating Agent. In connection with the winding up and dissolution of the Company, the Liquidating Agent will have all of the rights and powers with respect to the assets and liabilities of the Company that an authorized member or a manager would have pursuant to the Act or any other applicable law.

9.3.3. Distribution of Assets. Following the payment of, or provision for, all debts and liabilities of the Company and all expenses of liquidation, and subject to the right of the Liquidating Agent to set up such cash reserves as the Liquidating Agent may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds (or other remaining Company assets) of the Company will be distributed in cash to the Members in accordance with the provisions of Section 5.9.

9.4.   Termination of the Company. Upon the completion of the liquidation of the Company and the distribution of all assets of the Company and other funds, the Company and this Agreement will terminate and the Liquidating Agent will have the authority to take or cause to be taken such actions as are necessary or reasonable in order to obtain a certificate of dissolution of the Company as well as any and all other documents required by the Act or any other applicable law to effectuate the dissolution and termination of the Company.

ARTICLE X

FISCAL AND ADMINISTRATIVE MATTERS

10.1.   Fiscal Year. The fiscal year of the Company will be the calendar year.

10.2.   Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company will be signed by such Person or Persons and in such manner as the Managers from time to time shall authorize and designate in writing.

10.3.   Books and Records. The Managers, on behalf of the Company, will maintain books and records relating to the assets and income of the Company and the payment of expenses of, and liabilities or claims against or assumed by, the Company in such detail and for such period of time as may be necessary to enable it to make full and proper accounting in respect thereof and to comply with applicable provisions of law. The Company's books and records will be kept at the principal place of business of the Company.

10.4.   Right of Inspection. Any Member of the Company will have the right to examine, during normal business hours of the Company, for any purpose and upon reasonable prior notice to the Managers, the minutes and the books and records of account of the Company, and to make copies thereof at such Member's expense. Such inspection may be made by any representative, agent or duly appointed attorney of the Member making such request.

ARTICLE XI

CONFIDENTIALITY

11.1.   Confidentiality. The existence of and the terms and conditions of this Agreement and all other information concerning the Company shall be considered confidential and shall not be disclosed except (a) to legal counsel, agents and representatives who need to know such information in connection with the transactions contemplated herein, (b) disclosures required by applicable law, (c) disclosures made in connection with an arbitration, court proceeding or any other dispute resolution mechanism, (d) disclosures of information that is public, non-confidential or non-proprietary in nature, (e) disclosures made to government agencies, (f) disclosures otherwise approved by the parties, and (h) disclosures made in connection with offering for sale Membership Interests or other securities of the Company.

ARTICLE XII

INDEMNIFICATION

12.1.   Indemnification.

12.1.1. Subject to the terms of Section 8.2, no Member (or any predecessor, successor or Affiliate of such Member or any member, principal, partner, shareholder, controlling person, officer, director, agent or employee of any of the aforesaid Persons) ("Indemnified Party") shall have any liability to the Company or to any other Member for any loss suffered by the Company or any other Member unless such loss arises out of the willful misconduct or fraud of such Indemnified Member; provided, however, that this Section 12.1.1 shall not limit, restrict or otherwise affect the rights or obligations of a Member (or any predecessor, successor or Affiliate of such Member or any member, principal, partner, shareholder, controlling person, officer, director, agent or employee of any of the aforesaid Persons) under this Agreement or any other agreement to which it is a party.

12.1.2. Subject to the terms of Section 8.2, the Company shall indemnify, defend and hold harmless each Member and/or its Affiliates, and any of their respective officers, directors, shareholders, partners, members, managers, employees or agents and each officer of the Company (each, an "Indemnitee") from and against any and all claims or liabilities of any nature whatsoever arising out of the business of the Company, including reasonable attorneys' fees and disbursements arising out of or in connection with any action (excluding any Transfer by a Member of all or any portion of its Membership Interest or by any other Person of any direct or indirect beneficial ownership interest in any Member) taken or omitted by it pursuant to the authority granted by this Agreement; provided, however, that no indemnification may be made to or on behalf of any Indemnitee if such Indemnitee's (or its Affiliate's) acts in connection with such claim for indemnification constituted fraud or willful misconduct; and provided, further, that no indemnification shall be made in respect of claims or liabilities to the extent an Indemnitee has already recovered pursuant to any other agreement to which such an Indemnitee is a party. Expenses (including reasonable attorneys' fees and disbursements) incurred by an Indemnitee in defending any actual or threatened claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amounts if it is ultimately determined that such Indemnitee is not entitled to indemnification under this Section 12.1.2 with respect thereto. Notwithstanding the foregoing, the Indemnitee shall not be entitled to indemnification with respect to any amount paid in settlement if the settlement was effected without the Company's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

12.1.3. Except as expressly provided herein, no direct or indirect Member, shareholder or member in or of any Member (and no officer, director, member, employee or agent of such Member, shareholder, or member) and no officer of the Company shall have any personal liability under this Agreement.

12.2.   Exculpation/Member Indemnification. Subject to Section 8.2, except in the case of fraud, gross negligence, or willful misconduct, or as otherwise provided herein, no Member shall be liable to any other Member or the Company for (i) any act or omission performed or omitted in good faith, (ii) such Member's failure or refusal to perform any act, except those required by the terms of this Agreement or (iii) the negligence, dishonesty or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith.

ARTICLE XIII

MISCELLANEOUS

13.1.   Notices.

13.1.1. All notices, requests or other communications required or permitted to be made in accordance with this Agreement shall be in writing and shall be delivered personally, by registered or certified mail, return receipt requested, by overnight courier or by email to the Members at the addresses set forth below:

If to the Company: THE GREENHOUSE LIFESTYLE OF NEW

25

JERSEY LLC
1000 Lincoln Drive East, Second Floor
Marlton, NJ 08053
Email: sc@aacctpro.com
Attention: Spencer Saint-Cyr

If to the Manager: Spencer Saint-Cyr
Manager, THE GREENHOUSE LIFESTYLE OF
NEW JERSEY LLC
1000 Lincoln Drive East, Second Floor
Marlton, NJ 08053
sc@aacctpro.com

If to a Member: To the Member's address as set forth on the
Member's Schedule.

13.1.2. All such notices shall be deemed to have been duly delivered: at the time delivered by hand or refusal of delivery, if personally delivered; three (3) Business Days after being deposited in the mail (postage prepaid), if mailed by certified or registered mail; and on the day delivered or refusal of delivery, if sent by an air or ground courier guaranteeing overnight delivery or by email.

13.1.3. Any Member may change the address at which it is to receive notices under this Agreement by furnishing written notice in accordance with the provisions of this Section 13.1 to the other Member.

13.1.4. Whenever any notice is required to be given by law or this Agreement, a waiver thereof in writing, signed by the Person entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice.

13.2.   Extension Not a Waiver. No delay or omission in the exercise of any power, remedy or right herein provided or otherwise available to any party hereto will impair or affect the right of such party thereafter to exercise the same. Any extension of time or other indulgence granted to any party hereunder will not otherwise alter or affect any power, remedy or right of any other party hereto, or the obligations of the party to whom such extension or indulgence is granted.

13.3.   Entire Agreement; Amendments. This Agreement sets forth the entire agreement between the parties relating to the subject matter hereof and all prior agreements relative thereto that are not contained herein or therein are terminated. Amendments, variations, modifications or changes herein may be made effective and binding upon the parties hereto by, and only by, a written agreement duly executed by all the Members, and any alleged amendment, variation, modification or change herein which is not so documented will not be effective as to any party hereto; provided, however, Managing Member shall have the right to amend this Agreement without the consent of the Members to (i) correct any scrivener's error, (ii) reflect the admission of an additional or substituted Member or (iii) add "single purpose entity" or other provisions required by a lender of any loan made to the Company or a Subsidiary and approved in accordance with the terms of this Agreement.

13.4.   Governing Law. THIS AGREEMENT WILL BE GOVERNED BY, CONSTRUED UNDER AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW JERSEY WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES.

13.5.   Venue. Any action or other legal proceeding brought under this Agreement will be subject to the exclusive jurisdiction of any state or federal court of competent jurisdiction in or having jurisdiction over the county of Burlington in the State of New Jersey. Each of the Members consents to this jurisdiction for actions or legal proceedings brought by any other Member or the Company and waives any

26

objection which it may have to the laying of the venue of such suit, action or proceeding in any of such courts.

13.6.   Headings. Sections, subheadings and other headings used in this Agreement are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement, or any provision hereof.

13.7.   Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable any such provision in any other jurisdiction. In such event, the parties shall work together in good faith to replace any such prohibited or unenforceable provision with a valid and enforceable provision that, as closely as possible, effectuates the parties' intent.

13.8.   Failure to Enforce Provision. The failure of any Member to seek redress for a violation, or to insist upon the strict performance, of any covenant or condition of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

13.9.   Interpretation. All pronouns and variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the individual or other entity may require.

13.10.   Counterparts. This Agreement may be executed in one or more counterparts, all of which, taken together, shall constitute one and the same agreement. The exchange of copies of this Agreement, any amendments hereto, any signature pages required hereunder or any other documents required or contemplated hereunder by facsimile or Portable Document Format (pdf) transmission shall constitute effective execution and delivery of same as to the parties thereto and may be used in lieu of the original documents for all purposes. Signatures transmitted by facsimile or Portable Document Format shall be deemed to be original signatures for all purposes. Following the delivery of any pdf signature page, any party may request that the applicable party deliver an original signature page with respect thereto, but the failure to deliver any such original signature page shall in no event affect in any manner the enforceability of the applicable pdf signature page. Each Member hereby waives any defense to the enforcement of the terms of this Agreement based on the form of the signature and hereby agree that electronically transmitted or signed signatures shall be conclusive proof, admissible in judicial proceedings, of their respective execution of this Agreement.

13.11.   Deadlock. A Deadlock shall be deemed to exist wherever a decision requiring a majority vote pursuant to this Agreement is impossible due to an irreconcilable difference of opinion between either the Managers or Class A Membership Interests ("Deadlock Parties") for which a majority vote is required. In such situation, any Manager or Class A Unit Holder involved in the Deadlock ("Deadlock Issuer") may, at any time, issue notice to the other Manager or Class A Unit Holder (a "Deadlock Notice") and assert that there is an irreconcilable difference of opinion among the Managers or Class A Unit Holders (a "Deadlock"). The Deadlock Notice shall describe the nature of the Deadlock, the reasons for the Deadlock, the resolution proposed by the Deadlock Issuer, and the basis for that resolution. The Deadlock Parties shall negotiate in good faith during the 30-day period after the date the Deadlock Notice is received to resolve the circumstances giving rise to the Deadlock Notice. If the subject of the Deadlock is not resolved within such 30-day period, then any Deadlock Party may initiate mediation procedures, or give a notice to the other Deadlock Party(ies) (a "Buy-Sell Notice") specifying an offer price (the "Offer Price"). The giving of a Buy-Sell Notice by a Member (the "Offeror Member") shall constitute both (i) an offer to purchase all of the other Member's (the "Offeree Member") Membership Interest at a price equal to the Offeree Member's Percentage multiplied by the Offer Price and (ii) an offer by the Offeror Member to sell all of its Membership Interest to the Offeree Member at a price equal to the Offeror Member's Percentage multiplied by the Offer Price. Within 15 business days after receiving the Buy-Sell

Notice, the Offeree Member shall have the right to elect (i) to sell its Membership Interest or (ii) purchase the other Member's Membership Interest at the applicable price. If the Offeree Member elects to purchase the Offeror Member's Membership Interest and fails to close the purchase within 120 days, the Offeree Member shall be in breach of this Agreement, and as a result, the Offeree Member will lose its right to purchase and the Offeror Member can offer its Membership Interest to other Members or third parties.

13.12. Amendments to Tax Provisions. The Managers, upon obtaining tax advice from tax professionals, may propose amendments to the provisions of Articles IV and V of this Agreement. Such proposed amendments shall be notified to the Members and shall not adversely affect the Members' rights or liabilities without their consent.

ARTICLE XIV

AMENDMENTS; TERMINATION

14.1 Election Upon Failure to Be Awarded License. In the event that the Company fails to be awarded the Licenses and the Managers do not intend to authorize the Company to apply for other licenses to operate medicinal, adult use or recreational marijuana business in New Jersey, at the election of Members holding a majority of Class A Units either (a) the Company will commence a process for (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, (ii) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires Units representing more than 50% of the outstanding voting power of the Company, or (iii) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party, or (b) the Company will dissolve and commence winding up in accordance with Section IX.

[Signature Page to Follow]

[THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC – Operating
Agreement – Signature Page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

By: _____
Name: Spencer Saint-Cyr

By: _____
Name: Damon Pennington

THE GREENHOUSE LIFESTYLE OF NEW JERSEY LLC

By:_____
Name: Spencer Saint-Cyr
Title: Manager

[End of Signatures]

EXHIBIT A

OWNERSHIP OF THE COMPANY'S MEMBERSHIP INTERESTS

Name	Class of Membership Interest	Capital Contribution	Percentage of Class	Number of Units Owned
Spencer Saint-Cyr	Class A	-	50%	491,875
Damon Pennington	Class A	-	50%	491,875

EXHIBIT B

MANAGERS SCHEDULE

Manager Name	Manager Address
Spencer Saint-Cyr	1029 Riverton Road Moorestown, NJ 08057

Appendix 5 – Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

The Greenhouse Lifestyle of New Jersey LLC
1000 Lincoln Drive 3A, Second floor
Marlton, New Jersey 08053

The undersigned understands that The Greenhouse Lifestyle of New Jersey LLC, a limited liability company organized under the laws of New Jersey (the "Company"), is offering up to $1,235,000.00 of Class D Membership Units (the "Securities") in a Regulation CF Offering (the "Offering"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities.** The Company is offering units of Class D membership interest at Twenty Cents ($0.20) per unit.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after a closing of the Offering or (a "Closing"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by East West Bank (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of New Jersey, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Dispute Resolution.**

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Electronic Subscription.** The undersigned shall provide certain information to the Company, such as his or her name, email address, address, and subscription amount, and select "accept," or the equivalent action of acceptance, to confirm the personal information and investment of the undersigned through the platform hosting the Offering ("Electronic Acceptance"), and such Electronic Acceptance shall constitute the electronic signature of the undersigned and his or her desire to be bound to this Subscription Agreement and accepted as an investor in the Company. Each party hereto agrees to the following:

a) the electronic signature of the undersigned, as provided through Electronic Acceptance, is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the undersigned;

b) the Company's acceptance of the undersigned's subscription and electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and

c) each party's execution and delivery of this Subscription Agreement as provided in this Section 16 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to

have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	The Greenhouse Lifestyle of New Jersey LLC 1000 Lincoln Drive 3A, Second floor Marlton, New Jersey 08053
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

By_____
Name:
Title:

State/Country of Domicile or Formation: _____

Appendix 6 – Offering Page


GREENHOUSE
Offering
Terms
Key Highlights
Use of Funds
Industry Significance
Leadership
About Company
The Greenhouse
The Greenhouse Lifestyle of New Jersey, LLC - an adult luxury cannabis experience
Invest Now
Form C
An Adult Luxury Cannabis Experience
74% of Americans prioritize experiences over products.
Resident DJ collaborations
Experience the pulse of Greenhouse with our resident DJs, blending vibes from around the globe to curate unforgettable nights.
Multimedia European-style luxury
Step into unparalleled elegance; our European-inspired design meets cutting-edge multimedia luxury, setting a new standard in dispensary experiences.
Art expositions
Greenhouse transforms with ever-changing art expositions, showcasing vibrant works from emerging and established artists, inviting inspiration and conversation.
Live Podcast
Engage with thought leaders and innovators at our live podcasts, covering trends in wellness, culture, and the cannabis industry, right from the heart of Greenhouse.
Guest food trucks
Savor the flavor of local and international cuisines brought to you by an eclectic mix of guest food trucks, offering perfect pairings for our products.
Entertainer walkthroughs
Rub shoulders with the stars during exclusive entertainer walkthroughs, making every visit to Greenhouse a potential brush with fame.
Live music
From jazz nights to acoustic sessions, live music fills the air at Greenhouse, offering a soulful soundtrack to your exploration of cannabis culture.
Health and wellness speakers
Be inspired by health and wellness speakers sharing insights on holistic living, cannabis benefits, and personal wellness strategies.

Augmented Reality (AR)
Dive into augmented reality at Greenhouse, where tech meets terpenes in immersive experiences that educate and entertain.

Guest Chefs, infused foods, and mocktails
Indulge in culinary excellence as guest chefs present infused foods and crafted mocktails, blending gourmet flavors with the finest cannabis.

Invest Now →   Form C →

Terms

Offering Type:
Regulation CF

Security Type:
Units of Class D membership interest

Valuation:
$27,000,000





Maximum Offering:
$1,235,000

Target Offering:
$10,000

Minimum Investment:
$200

Available Units:
6,175,000 Units